

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 20, 2012

Via E-mail
Mr. Michael J. Kershaw
Chief Financial Officer
Tutor Perini Corporation
15901 Olden Street
Sylmar, CA  91342-1093

> **Re:**   **Tutor Perini Corporation**
> **Form 10-K for the fiscal year ended December 31, 2011**
> **Filed March 2, 2012**
> **Form 10-Q for the quarterly period ended June 30, 2012**
> **Filed August 7, 2012**
> **File No. 1-6314**

Dear Mr. Kershaw:

We have reviewed your filings and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2011

Critical Accounting Policies, page 34
Method of Accounting for Contracts, page 35

1.   We note that you recognize revenues from long-term contracts under the percentage of completion method.  We also note the percentage-of-completion method of accounting depends on your ability to make reasonably dependable cost estimates, costs may be incurred over a period of several years, and estimation of these costs requires the use of judgment.  Since a significant portion of your revenues are recognized using the percentage of completion method, a significant change in one or more of these estimates could affect your results.  It appears to us that changes in estimates may include a number of significant items, such as (i) unusual and infrequent contract price adjustments; (ii)

material changes in contract estimates, including provisions for losses; (iii) substantial incentive income or claims revenues; (iv) significant problems encountered in the performance of contracts that materially affect operations; and (v) other material amounts. Please provide us, and revise the notes to your financial statements in future filings to disclose, the impact of changes in contract estimates on your results during each period presented, including an analysis of the underlying reasons for the changes in estimates. Please refer to ASC 250-10-50-4.

2.       Please provide us, and revise your revenue recognition critical accounting policy disclosure in MD&A in future annual and quarterly filings to quantify the gross amounts of favorable and unfavorable adjustments to contract estimates during each period presented and to provide an analysis of the underlying reasons for the changes in estimates.

Results of Operations, page 39

3.       Please expand your MD&A in future annual and quarterly filings to separately quantify and discuss the factors responsible for changes in cost of operations, at both the consolidated and segment level, during each period presented as required by Item 303 of Regulation S-K. It appears to us that your future annual and quarterly filings should discuss consolidated cost of operations, including the impact of each significant cost component in cost of operations that caused cost of operations to materially vary (or not vary when expected to). Your disclosures should be presented in a manner that allows investors to discern the relative contribution of each of multiple components cited to the total change in cost of operations and resultant operating income. Additionally, please note that even when total cost of operations do not materially vary from period to period, the impact of material variances in the components of cost of operations that offset one another should be separately disclosed, quantified, and discussed (not netted). Please also ensure that your revised disclosures provide appropriate explanations of the underlying reasons for the changes. Given the potential for differing or offsetting results in your segments, we encourage you to also provide the above disclosures at the segment level. In any event, you should provide a discussion and analysis of cost of operations at the segment level when a change in a segment's cost of operation materially impacts the segment's measure of operating income.

Liquidity and Capital Resources, page 43

4.       We note your disclosure on page 32 that each joint venture participant is fully liable for the obligations of the joint venture. With a view towards future disclosure, please tell us what consideration you have given to the financial stability of your other joint venture participants and whether you may be obligated to contribute additional capital to any of your joint venture arrangements.

Note 3. Fair Value Measurements, page 80

5.      With a view towards future disclosure, please provide us with a more specific and comprehensive discussion of how the impairment charge for your auction rate securities was determined and how you concluded that the remaining balance was recoverable. Please discuss your consideration of the current repayment status of student loans. In addition, please clarify if your settlements of auction rate securities during fiscal 2011 or the six month period ended June 30, 2012 resulted in any losses.

Form 10-Q for the quarterly period ended June 30, 2012

Note 6. Goodwill and Intangible Assets, page 17

6.      With a view towards future disclosure, please help us better understand how you determined the amount of your goodwill impairment charge. In this regard, please tell us how the significant assumptions in your impairment testing used to calculate your charge differed from the assumptions used in your testing during the fourth quarter of fiscal 2011. Please ensure that you provide us with the implied control premium used during each test and discuss any differences in amounts. In addition, please discuss how you have considered the continuing difference between your market capitalization and carrying value.

Liquidity and Capital Resources, page 54
Long-term Debt, page 55

7.      We note that had you not obtained a waiver you would have been out of compliance with the covenants of your Credit Agreement for the period ended June 30, 2012 due, in part, to your debt levels and lower than expected income from operations. Although these covenants have since been modified it appears additional information regarding your status of compliance with your debt covenants will provide an investor with a better understanding of your potential borrowing availability. Therefore please revise future filings to disclose actual amounts versus required amounts for your significant debt covenants for each period presented.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tricia Armelin at (202) 551-3747 or me at (202) 551-3768 if you have questions regarding these comments.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief